Trading Symbol TSX-HNC
April 14, 2011	Frankfurt: WKN:A0B6ST

HARD CREEK NICKEL UPDATE AIRING ON BTV
APRIL 16 and 17th, 2011

(VANCOUVER) – Hard Creek Nickel Corporation (TSX-HNC) announces that a Ceo Clips Corporate Update will air on Business Television both Saturday April 16th and Sunday April 17th 2011.

BTV, a half hour weekly business program profiles publicly traded companies across Canada and the USA. With Host Taylor Thoen, BTV features companies at their location, interviews the company’s key executives, features their products and services, and unveils their plans for future growth.

Please review the TV Schedule below for the listing in your province and area. For those unable to view the CEO Clips Corporate Update it will be available for download and viewing from the Hard Creek Nickel website on Monday April 18, 2011.

BTV BROADCAST TIMES:

CANADA:
BNN – Saturday April 16 @ 5:00 pm PST / 8:00 pm EST & Sunday April 17 @ 6:30 am PST / 9:30 am EST.
Bell Express Vu – Saturday April 16 @ 5:00 pm PST / 8:00 pm EST & Sunday April 17 @ 6:30 am PST / 9:30 am EST.

U.S. NATIONAL:
Fox Business News Net – Sunday, April 17 @ 2:00 pm PST / 5:00 pm EST.
America One – Saturday, April 16 @ 7 am PST / 10:00 am EST www.americaone.com
Biz Television Network – Saturday April 16 & Sunday April 17 @ 5:00 pm PST / 8:00 pm EST, Monday April 18 @ 3:30 pm PST / 6:30 pm EST & Thursday April 21 @ 7 pm PST/ 10:00 pm EST www.biztelevision.com

“Mark Jarvis”

MARK JARVIS, PRESIDENT
HARD CREEK NICKEL CORPORATION

The TSX has not reviewed this news release and does not accept responsibility for the accuracy or adequacy of this news release.

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7
T: 604-681-2300      F: 604-681-2310
E: info@hardcreek.com      W: www.hardcreeknickel.com